Exhibit No. 2.1

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE TEXT “[REDACTED]” HAS BEEN INSERTED IN PLACE OF THE PORTIONS OMITTED.

AGREEMENT

AS TO LOT 4A, INCREMENT 2

By and Among

KAUPULEHU DEVELOPMENTS,

a Hawaii general partnership,

WB KD ACQUISITION, LLC,

a Delaware limited liability company,

and

WB KD ACQUISITION II, LLC,

a Delaware limited liability company,

June 2, 2006

i

6.4.	Compliance with Other Instruments	8
6.5.	Litigation, etc	8
6.6.	Foreign or Nonresident Person	8
6.7.	Accurate Information	8
6.8.	No Further Negotiation	8
6.9.	Prior Notice	9
ARTICLE 7	REPRESENTATIONS, WARRANTIES AND COVENANTS OF WBKD	9
7.1.	Organization, Powers, Qualification and Authority	9
7.2.	WBKD’s Due Diligence	9
ARTICLE 8	INTENTIONALLY OMITTED	9
ARTICLE 9	INTENTIONALLY OMITTED	9
ARTICLE 10	LOT 4C	10
10.1.	Right of Negotiation	10
10.2.	Water Rights	10
ARTICLE 11	KD’S RETAINED RIGHTS AND DUTIES WITH RESPECT TO THE PROPERTY POST-CLOSING	10
11.1.	Agreement Provisions Which Survive Closing	10
11.2.	KD to Provide Planning Assistance	10
11.3.	KD to Retain Interest in the Property	11
11.4.	KD’s Right to Approve Changes in Concept Plan	12
11.5.	KD’s Rights under the Step-In Agreement	12
11.6.	KD’s Retained Rights	13

ii

ARTICLE 12	INTENTIONALLY OMITTED	13
ARTICLE 13	MISCELLANEOUS	13
13.1.	Notices	13
13.2.	Brokers and Finders	14
13.3.	Successors and Assigns	14
13.4.	Amendments	15
13.5.	Interpretation	15
13.6.	Governing Law	15
13.7.	Attorneys’ Fees	15
13.8.	Article 12 of Increment 1 Purchase Agreement	15
13.9.	Specific Performance	16
13.10.	Relationship	16
13.11.	Authority	16
13.12.	Counterparts	16
13.13.	Time of the Essence	16
13.14.	Approval or Consent	16
13.15.	Good Faith Negotiations	16
13.16.	Cooperation	16
13.17.	Partial Invalidity	17
13.18.	Further Acts	17
13.19.	Confidentiality	17
ARTICLE 14	DEFINITIONS	17

Exhibit(s)

Exhibit A:	Concept Plan
Exhibit B:	[REDACTED]

iii

AGREEMENT
AS TO LOT 4A, INCREMENT 2

THIS AGREEMENT AS TO LOT 4A, INCREMENT 2 (this “Agreement”) is made and entered as of June 2006, by and among KAUPULEHU DEVELOPMENTS, a Hawaii general partnership (“KD”), WB KD ACQUISITION, LLC, a Delaware limited liability company (“WBKD 1”) and WB KD ACQUISITION II, LLC, a Delaware limited liability company (“WBKD 2”).

RECITALS:

A.            Capitalized terms used herein shall have the meanings set forth in the text or in Article 14 of this Agreement.

B.            WBKD 1 purchased KD’s leasehold interest in Lot 4A on terms and conditions set forth in that certain Purchase and Sale Agreement dated as of February 13, 2004 (the “Increment 1 Purchase Agreement”).

C.            At the closing under the Increment 1 Purchase Agreement, KD surrendered its leasehold interest in Lot 4A to KS, and KS issued a new lease of Lot 4A (KS Lease No. 29,032) to WBKD 1 (“Lot 4A Lease”).

D.            The Increment 1 Purchase Agreement provided that (1) WBKD 1 would subdivide Lot 4A into two development increments, Increment 1 and Increment 2, and (2) WBKD 1 would proceed with the development of Increment 1, with KD and WBKD 1 agreeing to negotiate further with regards to the sale of KD’s interest in, and subsequent development of, Increment 2; the development of both Increments 1 and 2 to be in accordance with a June 9, 2003 project concept plan attached as Exhibit C to the Increment 1 Purchase Agreement, which plan has subsequently been amended from time to time in accordance with the terms of the Increment 1 Purchase Agreement. WBKD 1 has assigned its rights under the Increment 1 Purchase Agreement with respect to the development and sale of Increment 2 to its affiliate, WBKD 2.

E.             WBKD 1 has completed the subdivision of Lot 4A into lots 1 to 49 as shown on File Plan 2393 and intends to further subdivide lots 39, 40, 41 and 42 into additional lots.

F.             The concept plan has been updated by WBKD 1 in the form attached hereto as Exhibit A, the concept plan as updated being referred to below as the “Concept Plan”. Increment 1 includes 80 single family residential lots, the Beach Club (Phase I), the Interpretive Center and roadway lots, all as shown on the Concept Plan. Increment 2 includes all of Lot 4A not included in Increment 1; provided, however, that if and when the Interpretative Center on Lot 43 is relocated, it shall be deemed to be part of Increment 2.

G.            This Agreement sets forth the terms and conditions upon which KD will sell and convey its residual rights in Increment 2 to WBKD 2, including, without limitation, its rights as to Increment 2 under that certain Agreement re Step In Rights of Kaupulehu Developments Under Lot 4A Lease dated as of February 13, 2004 by and among KS, KD, WBKD 1 and Farallon Enclave, LLC (the “Step In Agreement”).

H.            WBKD 2 intends to further subdivide the residential areas shown on the Concept Plan within Increment 2 (referred to herein as “Residential Areas” or simply “Areas”) into smaller single-family residential lots and/or to construct condominium units or fractional/interval ownership units or projects within such Residential Areas. Such single-family lots, condominium units or interests in fractional/interval ownership units are herein below sometimes referred to as “Residential Units” or simply “Units”. Those Residential Areas or Residential Units remaining unsold from time to time during the term of this Agreement are herein below referred to as the “Remaining Residential Areas” and the “Remaining Residential Units” respectively.

I.              The approximate area of and the approximate number and type of Units to be developed on each Residential Area within Increment 2 are shown on the Concept Plan. All residential components within Increment 2 (i.e., all single-family lots, multi-family units and fractional/interval ownerships) will be sold in fee simple. The non-residential components (e.g., Golf Course and Club House) will remain in leasehold with KS, all pursuant to the terms of the Lot 4A Lease, except that the roadways may be conveyed to WBKD 2 and/or the community association(s) in fee simple.

J.             KD and WBKD intend and agree that the parties’ respective rights, duties and obligations with respect to Increment 2 under the Increment 1 Purchase Agreement shall be replaced and superseded in their entirety by the terms of this Agreement, including, without limitation, the provisions of Article 12 thereof.

AGREEMENT:

NOW, THEREFORE, IN CONSIDERATION of the foregoing and the mutual agreements herein set forth, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, KD and WBKD agree as follows:

ARTICLE 1
THE PROPERTY

KD hereby assigns, sells and conveys to WBKD 2 and WBKD 2 hereby purchases and accepts from KD, subject to the terms and conditions set forth herein, the following:

1.1.          Increment 2. Any and all right, title and interest retained by KD with respect to Increment 2 under Article 12 of the Increment 1 Purchase Agreement.

1.2.          Step In Rights. Except as set forth in Section 11.5, any and all right, title and interest of KD with respect to Increment 2 under the Step In Agreement, the Lot 4A Lease and/or any other related documents.

1.3.          Intentionally Omitted.

1.4.          Appurtenant and Other Interests. Any and all of KD’s rights, title, interest, privileges and appurtenances in any way related to the Property which have any use in connection with the acquisition, ownership, leasing, management, development, improvement, or operation of Increment 2.

All of the items described in this Section 1 above are hereinafter collectively referred to as the “Property.”

1.5.          Further Assurances. At WBKD 2’s reasonable request from time to time, KD shall execute and deliver any documents or instruments and take any other steps necessary, in each case, to more fully effectuate the transfer and conveyance to WBKD 2 of any and all Property described or referenced above and as may be reasonably requested in connection with (i) the transfer of the Property to the Increment 2 lease, including, without limitation, documents similar to those executed and delivered in connection with the Lot 4A Lease, and (ii) the transfer of the Interpretive Center from Increment 1 to Increment 2.

ARTICLE 2
PURCHASE PRICE; PAYMENTS;
MEMBERSHIPS; MEMORANDUM OF AGREEMENT

2.1.          Purchase Price for KD’s Retained Rights. Upon the mutual execution and delivery of this Agreement, WBKD 2 shall pay KD the amount of TEN MILLION and NO/100 DOLLARS ($10,000,000.00) (the “Closing Payment”). The Closing Payment, plus all payments and fees paid and to be paid by WBKD 2 pursuant to Section 2.3 below, are referred to herein as the “Purchase Price”.

2.2.          Intentionally Omitted.

2.3.          Payment of Purchase Price.

(a)           Closing Payment. The Closing Payment shall be paid by WBKD 2 by wire transfer of immediately available funds in accordance with wiring instructions to be provided by KD.

(b)           Percentage Payments. Subject to Sections 2.3(b)(iv) and 2.3(b)(v) below, WBKD 2 will make payments (the “Percentage Payments”) to KD from any and all Gross Proceeds from the initial sales of Lots from Increment 2, as follows:

(i)            Sales of Improved Lots. From the sale of Improved Lots, KD will receive a Percentage Payment equal to [REDACTED]% of the Gross Proceeds from the sale by WBKD 2 of each Lot;

(ii)           Sales of Unimproved Areas or Lots. From the sale of any unimproved Area or Lot prior to the time the vertical improvements constituting the Units have been constructed thereon, other than a sale under Section 2.3(b)(i) above or Section 2.3(b)(iii) below, KD, in its sole discretion, may elect to receive either: (A) [REDACTED]% of the Gross Proceeds from the sale by WBKD 2 of the Lot or Area, or (B) [REDACTED]% of the Gross Proceeds from the sale of Units constructed on the Area or Lot to the ultimate user. KD shall give written notice of its election to WBKD 2 not later than ten (10) days after KD’s receipt of the notice of sale and other materials which WBKD 2 is required to provide to KD under Section 2.3(b)(vi) below, which election shall be irrevocable upon delivery of such written notice to WBKD 2.

(iii)          Vertical Construction. In the event WBKD 2 elects to construct vertical improvements on a Lot, KD will receive a Percentage Payment equal to [REDACTED]% of the estimated value of such Lot (without improvements thereon) as set forth in WBKD 2’s current budget, which Percentage Payment shall be paid to KD prior to the commencement of construction; [REDACTED].

(iv)          Notwithstanding the provisions of Sections 2.3(b)(i), (ii) and (iii) above, to the extent the aggregate Gross Proceeds (which, for purposes of this Section 2.3(iv) shall include the estimated Lot value under Section 2.3(iii)) from the sale of Areas, Lots or Units in Increment 2 exceed $400,000,000.00, KD will thereafter receive a Percentage Payment equal to [REDACTED]% of the Gross Proceeds (or estimated Lot value under Section 2.3(iii)) from the sale by WBKD of Areas, Lots or Units in Increment 2.

(v)           [REDACTED]

(vi)          Payment Procedure. With respect to sales described in Section 2.3(b)(i), WBKD 2 shall use commercially reasonable efforts to provide KD written notice of each sale not less than five (5) business days prior to its closing and shall instruct the escrow for each such sale to pay the Percentage Payment directly to KD at closing. With respect to sales described in Section 2.3(b)(ii), WBKD 2 shall use commercially reasonable efforts to provide KD written notice of each sale not less than five (5) business days after the execution of the sale agreement and shall, where applicable, instruct the escrow for each such sale to pay the Percentage Payment directly to KD at closing. WBKD 2’s notice of sale shall include a copy of the sale agreement between WBKD 2 and the purchaser together with such additional information concerning the Units to be constructed and sold by the purchaser on the Lot or Area as may be reasonably requested by KD. If WBKD 2 provides purchase money financing to the purchaser of an Area or Lot, then WBKD 2 may either, at WBKD 2’s option, (1) pay all of the applicable Percentage Payment at closing of the sale, or (2) pay to KD the Percentage Payment with respect to the cash portion of the purchase price received by WBKD 2 from the purchaser of an Area or Lot at the closing and pay to KD the Percentage Payment with respect to the sales price financed and the interest thereon paid by the purchaser within 10 days after WBKD 2’s receipt of payment from the purchaser. For example, assume that WBKD 2 sells an Area or Lot for the price of $5,000,000.00 by providing $2,000,000.00 in purchase money financing to the purchaser payable pursuant to the terms of a promissory note, and that one year after the sale closes receives payment of $1,000,000.00 plus $180,000.00 in interest pursuant to the promissory note. In such case, (i) upon the initial closing, WBKD 2 shall pay to KD the Percentage Payment based on the $3,000,000.00 received by WBKD 2 at closing, (ii) within 10 days after receiving the $1,180,000.00 payment of principal and interest, WBKD 2 shall make the Percentage Payment applicable to the $1,180,000.00, and (iii) within 10 days after receiving subsequent payments under the promissory note, the applicable Percentage Payment shall be made to KD. WBKD 2 shall promptly provide KD with copies of any note, mortgage or other document used by WBKD 2 to finance the purchase of any Area or Lot, and any amendments thereto. WBKD 2 shall also provide KD with copies of the monthly loan statements issued to each purchaser/mortgagor financed by WBKD 2 or with a separate statement containing the same or substantially the same information with respect to each loan. For the purpose of determining whether the aggregate Gross Proceeds from the sale of Units or Areas or portions thereof in Increment 2 have exceeded the $400,000,000.00 threshold under Section 2.3(b)(iv) or the $400,000,000 threshold under Section 2.3(b)(v), such Gross Proceeds shall include the financed portion of each sale, i.e. the principal amount loaned, but not any interest thereon, at such time(s) as such portion is collected by WBKD 2.

(vii)         Release. KD shall provide an executed partial release in recordable form releasing all of its interest in a particular Lot or Area or portion thereof within five (5) business days of WBKD 2’s request therefor. To avoid any situation where the closing of a sale cannot occur due to KD’s untimely execution of the partial release mentioned above, and within five (5) business days of WBKD 2’s written request therefor, KD shall execute and deposit with the escrow designated by WBKD 2 partial releases with respect to any sale of a Lot or Area or portion thereof which WBKD 2 anticipates closing within sixty (60) days of the request, together with instructions authorizing escrow to release such Lot or Area or portion thereof from KD’s interest at closing, conditioned on payment to KD at closing of the applicable Percentage Payment from such sale.

(viii)        Bona Fide Sales. All sales of Units to ultimate users and all other sales of Areas, Lots or Units with respect to which KD is entitled to receive any Percentage Payment, shall be for a fair market value and be bona fide sales negotiated in good faith at arm’s length. In addition, each sale shall divest WBKD 2 of all direct or indirect right, title and interest in the Area or Lot sold and shall be at a fixed price which (x) includes all consideration paid or to be paid by the purchaser for the Area or Lot, including any consideration paid or to be paid for the infrastructure which supports the Area or Lot, but excluding any consideration paid or to be paid for memberships in the Beach Club, Golf Club or other amenity club or facilities situated on Increment 1 or 2, and (y) is not contingent on the amount of any profit, price or proceeds to be received with respect to the subsequent sale of Units within the Area or Lot.

(ix)           Additional Lots. If and to the extent additional Lots within Lot 4A are added to Increment 2 after the Closing Date, WBKD 2 and KD shall reasonably agree on the value of such Lots for purposes of calculating the Percentage Payments payable to KD hereunder upon the sale and/or vertical development by WBKD 2 of such Lots.

(c)           Intentionally Omitted.

(d)           Reimbursement. If WBKD 2 makes any Percentage Payment to KD with respect to any sale of an Area or Lot which is subsequently rescinded or modified, and if WBKD 2 refunds all or part of the gross proceeds from the sale of the Area or Lot on which the Percentage Payment to KD was based to the purchaser of the Area or Lot, then KD will promptly repay such Percentage Payment, or portion thereof allocable to the gross proceeds returned to the purchaser, to WBKD 2.

(e)           No Payments for Non-Residential Areas in Increment 2. Except as set forth above, no other payments shall be due to KD for the purchase of the Property.

2.4.          Club Memberships. WBKD 2 shall grant KD or its nominees ten (10) non-transferable and non-assignable club memberships in the Lot 4A Beach Club (which shall include membership in the Golf Club and any other amenity clubs or facilities on Lot 4A) of which four (4) shall be full dues paying memberships and six (6) shall be “founder”

memberships. The “founder” memberships shall have substantially the same rights and obligations as the other “founder” memberships in the Lot 4A Beach Club and shall remain in effect until such time as the designated member relinquishes such membership or until the later of twenty (20) years from the commencement date of each membership or the designated member’s death. Each of the memberships shall otherwise be on substantially the same terms and conditions as set forth in that certain Ancillary Benefits Agreement dated on or about February 13, 2004 by and between KD and WBKD 1.

2.5.          Memorandum of Agreement. KD and WBKD shall amend the Memorandum recorded in connection with the Increment 1 Purchase Agreement to reflect the terms hereof and to provide notice of KD’s Retained Rights hereunder, which amendment shall be in a form reasonably acceptable to KD and WBKD.

ARTICLE 3
INTENTIONALLY OMITTED

ARTICLE 4
INTENTIONALLY OMITTED

ARTICLE 5
CLOSING

5.1.          Closing. The “Closing” shall occur upon the mutual execution and delivery of this Agreement and payment of the Closing Payment by WBKD 2 to KD. The “Closing Date” shall be the date of this Agreement.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS OF KD

As an inducement to WBKD to enter into this Agreement and consummate the transaction contemplated hereby, KD hereby represents and warrants to and agrees with WBKD as follows:

6.1.          Organization, Powers, Qualification and Authority. KD is a Hawaii general partnership, duly organized, validly existing, and in good standing under the laws of the State of Hawaii, has all requisite partnership power and authority to own its properties and assets and carry on its business as now conducted; and has all requisite power and authority to enter into and perform and carry out this Agreement. The sole general partners of KD are Barnwell Hawaiian Properties, Inc., a Delaware corporation, and Cambridge Hawaii Limited Partnership, a Hawaii limited partnership, the sole general partner of which is Barnwell Kona Corporation, a, Hawaii corporation. This Agreement has been duly approved by the boards of directors of Barnwell Hawaiian Properties, Inc. and Barnwell Kona Corporation. No consent of the limited partners of Cambridge Hawaii Limited Partnership is required to enter into this Agreement, or, if required, it has been obtained. Neither the execution nor the delivery of this Agreement, nor the compliance with and fulfillment of the terms and provisions hereof: (a) will result in the breach of any term or provision of, or constitute a default under or conflict with, the general partnership agreement of KD, as the same may have been amended from time to time, or any agreement or instrument to which KD is a party or by which it is bound, or (b) is prohibited by or requires any notification, consent, authorization, approval or registration under any law, rule or regulation, or any judgment, order, writ, injunction, or decree which is binding upon KD or the terms of any contract to which KD is a party or bound, or may give rise to the cancellation of any contract to which KD is a party or bound.

6.2.          No Conflicts. Neither the execution and delivery of this Agreement nor the performance by KD of its obligations hereunder will conflict with or result in a breach of (i) any of KD’s organizational documents or (ii) result in a conflict with, breach or violation of, or default (or event that with the giving of notice or passage of time or both would constitute a default) under, require any consent or approval which has not been obtained with respect to, any agreement or other instrument or obligation by which KD, KD’s general partners or the Property is bound, or (iii) result in the imposition of a lien upon the Property.

6.3.          Title to Property. KD has all requisite power and authority to own and hold the Property. No mortgage, pledge, lien, encumbrance, charge or security interest encumbers the Property, except for any lien or encumbrance created or caused by WBKD 1 on the lessee’s interest under the Lot 4A Lease including, without limitation, any mortgage held by Farallon Enclave, LLC, and KD has not previously transferred or assigned the Property or any interest therein. Except for KS and Farallon Enclave, LLC, the interests of which KD has previously disclosed to WBKD, and the claims of record of Kaupulehu Makai Venture and Kona Village Associates, which claims have previously been disclosed by KD to WBKD, no other party owns, holds or claims any interest in the Property, other than KD.

6.4.          Compliance with Other Instruments. KD is not in violation of or in default with respect to any material term or provision of (i) its general partnership agreement; (ii) any indenture, contract, agreement or instrument to which it may be a party or by which it may be bound; (iii) any judgment, order, writ, injunction or decree of any court or of any federal, state, territorial, municipal or other commission, board or other administrative or governmental agency or authority, or (iv) to the best of its knowledge, any federal, state, municipal or other governmental statute, rule, or regulation applicable to it or by which it may be bound, which involves directly or indirectly the Property.

6.5.          Litigation, etc. KD is not a party to or affected by any pending, and has no notice or knowledge of any threatened, action, suit, proceeding, or investigation, at law or in equity or otherwise, in, before or by any court or any governmental board, commission, agency, department or officer, which involves directly or indirectly the Property.

6.6.          Foreign or Nonresident Person. KD is not a “foreign person”, as that term is used in Section 1445(b)(2) of the Internal Revenue Code of 1986, as amended, or a “nonresident person”, as that term is used in Section 235-68, Hawaii Revised Statutes, as amended, and the related regulations.

6.7.          Accurate Information. To the best of KD’s knowledge, all statements made herein are true and correct, do not and will not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make any such statement not false or misleading in any material respect.

6.8.          No Further Negotiation. KD hereby covenants to WBKD that KD shall not, directly or indirectly, solicit, encourage or participate in any discussions or negotiations with, or provide any non-public information to, any person, entity or group with any potential competing offer to acquire any of the Property unless and until KS affirmatively terminates WBKD’s rights with respect to Increment 2 under the Lot 4A Lease or the Increment 2 lease because of WBKD’s election not to further perform, or WBKD’s default in performing, its obligations under such lease.

6.9.          Prior Notice. KD agrees that this Agreement satisfies any right of KD to prior notice or consent to the assignment by WBKD I of its right, title and interest in, to and under the Increment 1 Purchase Agreement, the Lot 4A Lease and/or Increment 2 to WBKD 2.

The representations and warranties set forth in this Article 6 shall survive for a period of three (3) years following the Closing.

ARTICLE 7
REPRESENTATIONS, WARRANTIES AND COVENANTS OF WBKD

As an inducement to KD to enter into this Agreement and consummate the transaction contemplated hereby, WBKD hereby represents and warrants to and agrees with KD as follows:

7.1.          Organization, Powers, Qualification and Authority. Each of WBKD 1 and WBKD 2 is a Delaware limited liability company, duly organized, validly existing, and in good standing under the laws of the State of Delaware; has all requisite corporate power and authority to own its properties and assets and carry on its business as now conducted; and has all requisite power and authority to enter into and perform and carry out this Agreement. This Agreement has been duly approved by the members of WBKD 1 and WBKD 2. Neither the execution nor the delivery of this Agreement, nor the compliance with and fulfillment of the terms and provisions hereof: (a) will result in the breach of any term or provision of, or constitute a default under or conflict with, the Certificate of Formation of WBKD 1 or WBKD 2, as the same may have been amended from time to time, or any agreement or instrument to which WBKD 1 or WBKD 2 is party or by which it is bound (excluding any agreement or instrument to which WBKD 1 and Farallon Enclave, LLC are parties), or (b) is prohibited by or requires any notification, consent, authorization, approval or registration under any law, rule or regulation, or any judgment, order, writ, injunction, or decree which is binding upon WBKD 1 or WBKD 2 or the terms of any contract to which WBKD 1 or WBKD 2 is party or bound, or may give rise to the cancellation of any contract to which WBKD 1 or WBKD 2 is party or bound (in each case, excluding any agreement or instrument to which WBKD 1 and Farallon Enclave, LLC are parties).

7.2.          WBKD’s Due Diligence. Prior to the Closing, WBKD shall have independently investigated all issues with respect to the Property which WBKD deems necessary or desirable to determine the suitability of the Property for development in its intended use.

The representations and warranties set forth in this Article 7 shall survive for a period of three (3) years following the Closing.

ARTICLE 8
INTENTIONALLY OMITTED

ARTICLE 9
INTENTIONALLY OMITTED

ARTICLE 10
LOT 4C

10.1.        Right of Negotiation. WBKD shall have the exclusive right to negotiate with KD with respect to Lot 4C (as defined in the Increment 1 Purchase Agreement) for a period of six (6) years from the date hereof; provided, however, that such exclusive right to negotiate shall terminate if WBKD, within three (3) years from the date of this Agreement, has not completed any and all environmental assessments and surveys reasonably required to support a petition to the State Land Use Commission for reclassification of Lot 4C.

10.2.        Water Rights. WBKD shall have the right to drill such wells on Lot 4C as it deems reasonably necessary to provide non-potable water for the benefit of Lot 4A (including, without limitation, Increment 1 and Increment 2), subject, however, to KD’s approval of the design and location of such non-potable water system, which approval will not be unreasonably withheld, conditioned or delayed. WBKD shall have the right to render non-potable water obtained from Lot 4C potable (whether through desalination or otherwise), subject, however, to KD’s approval of the design, location and other matters relating to the extraction and delivery of the water, which approval will not be unreasonably withheld, conditioned or delayed. WBKD shall be responsible for obtaining all approvals for such processing, including a conditional use permit from the State of Hawaii; provided, however, that to the extent that any approvals from KS are required, KD shall use commercially reasonable efforts to assist WBKD to obtain such approvals from KS. In the event that WBKD reassigns its rights to Increment 2 to KD pursuant to Section 11.5, or at such time as WBKD completes the development of Increments 1 and 2 and the sale of all Units, Lots and Area in each such increment, WBKD shall reassign to KD, for use on Lot 4C or otherwise, all of its right, title and interest in and to the Water Rights to the extent such rights include water that is in excess of (a) the amounts then committed by WBKD to any portion of Increment 1 and Increment 2 and (b) the amounts reasonably needed by WBKD to develop and operate Increments 1 and 2 substantially in accordance with the Concept Plan.

ARTICLE 11
KD’S RETAINED RIGHTS AND DUTIES WITH
RESPECT TO THE PROPERTY POST-CLOSING

11.1.        Agreement Provisions Which Survive Closing. The terms of Article 1 (The Property), Sections 2.1, 2.3, 2.4 and 2.5 of Article 2 (Purchase Price; Payments; Memberships; Memorandum of Agreement), Article 10 (Lot 4C), Article 11 (KD’s Retained Rights and Duties With Respect to the Property Post-Closing), Article 13 (Miscellaneous) and Article 14 (Definitions), shall in each case survive the Closing and shall remain in full force and effect

(unless the context clearly indicates otherwise) post-Closing. The representations and warranties given by KD and WBKD in Article 6 and Article 7 above, respectively, shall survive the Closing, provided that any claim for breach of any representation or warranty must be brought within three (3) years following the Closing.

11.2.        KD to Provide Planning Assistance. During the first two (2) years of the term of this Agreement, KD shall provide the following assistance to WBKD without charge:

(a)           Upon the request of and to the extent reasonably required by WBKD, KD shall consult with WBKD regarding any aspect of the entitlement, planning and development, financing, construction and operation of the Property, the precise scope of the assistance to be determined in each instance by WBKD, including, without limitation, negotiations with KS for the leasing and development of Increment 2; and

(b)           Upon the request of and to the extent reasonably required by WBKD, KD shall assist WBKD in presentations before public agencies at both public and private meetings which relate to or affect the Property, and in dealings with governmental entities, the press, community leaders, developers of adjacent property, the Kaupulehu Development Monitoring Committee, and other parties directly or indirectly involved with the Property or with any interest which may affect the success of the Property.

KD shall be reimbursed for reasonable out-of-pocket expenses for any travel or other expenses incurred in connection with providing assistance, provided that the same are approved in advance by WBKD in WBKD’s sole and absolute discretion. Whether or not WBKD requests any planning assistance from KD, WBKD shall keep KD informed on a current basis of significant developments relating to the entitlement, planning, development, financing, construction, and operation of the Property.

KD agrees to indemnify and hold WBKD and its managers, members, officers, directors, shareholders, partners, employees, agents and affiliates (each an “Indemnified Party”) harmless from and against any and all costs, expenses, reasonable attorneys’ fees, suits, liabilities, damages, or claim for damages, to the extent attributable to the willful misconduct (including, without limitation, fraud and bad faith) of KD, its agents or employees arising from or in any way connected to the performance by KD of its obligations under this Section 11.2. If any action or proceeding is brought against WBKD with respect to which indemnity may be sought under this paragraph, KD, upon written notice from the Indemnified Party, shall assume the investigation and defense thereof, including the employment of counsel (which shall be reasonably satisfactory to the Indemnified Party) and payment of all expenses. The Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but KD shall not be required to pay the fees and expenses of such separate counsel unless such separate counsel is employed with the written approval and consent of the KD, which shall not be withheld or refused if the counsel selected by KD has a disqualifying conflict of interest. The indemnity in this paragraph shall survive the expiration or termination of this Agreement.

11.3.        KD to Retain Interest in the Property. WBKD 2 shall hold title to each Remaining Residential Area and each Remaining Residential Unit in Increment 2 subject to the KD’s

Retained Rights (as defined below) at all times from and after the Closing Date, and continuing for each Remaining Residential Area or Remaining Residential Unit, until WBKD 2 has sold the Area or Lot and paid KD the applicable Percentage Payment. WBKD 2 covenants for the benefit of KD to not engage in any affirmative conduct with respect to Increment 2 in a manner which is both inconsistent with the Concept Plan (as modified from time to time pursuant to Section 11.4 below), and which materially impairs the value of the Property, except with KD’s prior consent, not to be unreasonably withheld, conditioned or delayed.

11.4.        KD’s Right to Approve Changes in Concept Plan. It is recognized that WBKD 2 will revise and refine the Concept Plan from time to time as WBKD 2’s planning process progresses. KD shall have the right to review and consult with WBKD 2 concerning any substantial changes in the Concept Plan, including, for example, substantial changes in the location, area, use or Unit type or count of any Remaining Residential Area designated thereon, and shall have the right to approve any changes in the Concept Plan that materially (by 10% or more) impair or might impair the contemplated Percentage Payments to .be made to KD under Section 2.3(b) above. WBKD 2 shall inform KD in writing of all material changes in the Concept Plan, and KD shall review and respond with respect thereto within ten (10) business days or such changes shall be deemed approved. KD’s approval of such changes shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, KD shall not have any approval rights over any changes to the Concept Plan (i) required by KS; provided that WBKD 2 has made a good faith effort to implement the version of the Concept Plan previously approved by KD, (ii) required by applicable law or (iii) to modify, eliminate or replace fractional/interval ownership interests; provided, however, that in each case, WBKD 2 shall use commercially reasonable efforts to provide prior notice to KD of such changes.

11.5.        KD’s Rights under the Step-In Agreement. KD’s Retained Rights with respect to the Property shall include the rights granted it with respect to the Increment 1 Property (as the term “Property” is defined in Section 1 of the Increment 1 Purchase Agreement) under the Step In Agreement to step in and assume WBKD’s right, title and interest under the KS Agreements in the event that KS affirmatively terminates WBKD’s rights with respect to Increment 2 under the Lot 4A Lease because of WBKD’s election not to further perform, or WBKD’s default in performing, its obligations under the Lot 4A Lease (but only so long as the Lot 4A Lease includes Increment 2) or Increment 2 lease, as applicable, in each case, with respect to Increment 2 (the “Increment 2 Step-In Rights”). Notwithstanding anything to the contrary herein, in the Increment 1 Purchase Agreement, the Lot 4A Lease, the Step In Agreement or any other document to which KD and WBKD are a party, in no event shall KD have any right to step in and assume WBKD’s right, title and interest under the KS Agreements (whether under the Increment 1 Purchase Agreement, the Lot 4A Lease, the Step In Agreement or otherwise) merely because WBKD does not enter into the Increment 2 lease with KS on or before the Increment 2 Deadline (as defined in the Lot 4A Lease). KD’s Retained Rights shall terminate as of the “Satisfaction Date” (as such term shall be defined in the Increment 2 lease). WBKD’s obligation to re-convey Increment 2 to KD in connection with any exercise by KD of its Increment 2 Step-In Rights shall include, without limitation, the obligation to re-convey to KD all of WBKD’s right, title and interest in Increment 2 including, without limitation, all right, title and interest acquired by WBKD 1 with respect to Increment 2 under the Increment 1 Purchase Agreement as well as under this Agreement, in accordance with the requirements of such Sections 12.2 and 12.3 of the Increment 1 Purchase Agreement, to the extent then applicable. Any mortgagee of

WBKD’s interest in Increment 2 shall subordinate its lien and rights to KD’s Retained Rights with respect to Increment 2, subject, however, to such mortgagee’s cure rights, all on similar terms and conditions as set forth in Section 4 of the Step In Agreement with respect to Farallon Enclave, LLC’s subordination to KD’s Increment 1 Retained Rights. The “Retained Rights” retained by KD under the terms of the Increment 1 Purchase Agreement with respect to Increment 1 are not affected by this Agreement and shall continue in full force and effect.

11.6.        KD’s Retained Rights. The rights, remedies and ownership interests retained by KD under Sections 11.1, 11.3, 11.4 and 11.5 to this Agreement, together with its rights to be paid Percentage Payments under Section 2.3(b) of this Agreement, are referred to herein as KD’s “Retained Rights”.

ARTICLE 12
INTENTIONALLY OMITTED

ARTICLE 13
MISCELLANEOUS

13.1.        Notices. Any notice required or permitted to be given under this Agreement shall be in writing and personally delivered or sent by United States mail, registered or certified mail, postage prepaid, return receipt requested, or sent by Federal Express or similar nationally recognized overnight courier service, and addressed as follows, and shall be deemed to have been given upon the date of delivery (or refusal to accept delivery) at the address specified below as indicated on the return receipt or air bill:

If to KD:	Alexander C. Kinzler, President
Barnwell Hawaiian Properties, Inc. Kaupulehu Developments 1100 Alakea Street, Suite 2900 Honolulu, HI 96813 Facsimile: (808) 531-7181

with a copy to:	John Jubinsky, Esq.
235 Queen Street, 7th Floor Honolulu, HI 96813 Facsimile: (808) 533-5840

If to WBKD:	c/o Westbrook Real Estate Partners L.L.C.
13155 Noel Road/LB 54, Suite 700 Dallas, Texas 75240 Attn: Patrick K. Fox, Esq. Facsimile: (972) 934-8333

with copies to:	Westbrook Real Estate Partners L.L.C.
100 California Street, Suite 750 San Francisco, California 94111 Attn: Mr. Aric Shalev Facsimile: (415) 438-7921

and:	Discovery Land Company
100 California Street, Suite 700 San Francisco, California 94111 Attn: Mr. Michael Meldman Facsimile: 650) 873-9150

with a copy to:	Gibson, Dunn & Crutcher LLP
333 South Grand Avenue Los Angeles, CA 90071 Attn: Jesse Sharf, Esq. Facsimile: (213) 229-7520

or such other address as either party may from time to time specify in writing to the other in the manner aforesaid.

13.2.        Brokers and Finders. WBKD and KD each hereby represents and warrants that no broker was involved in this Agreement or the transactions contemplated hereby. In the event of a claim for a broker’s fee, finder’s fee, commission or other similar compensation in connection herewith, (i) WBKD, if such claim is based upon any agreement alleged to have been made by WBKD, hereby agrees to indemnify, defend, protect and hold KD harmless against any and all liability, loss, cost, damage or expense (including reasonable attorneys’ and paralegals’ fees and costs) which KD may sustain or incur by reason of such claim and (ii) KD, if such claim is based upon any agreement alleged to have been made by KD, hereby agrees to indemnify, defend, protect and hold WBKD harmless against any and all liability, loss, cost, damage or expense (including reasonable attorneys’ and paralegals’ fees and costs) which WBKD may sustain or incur by reason of such claim. The provisions of this Section 13.2 shall survive the Closing.

13.3.        Successors and Assigns.

(a)           Except as specifically stated otherwise in this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns, except that neither KD nor WBKD may assign its interest under this Agreement or otherwise encumber or transfer the same whether voluntarily, involuntarily, by operation of law or otherwise, without the prior reasonable written consent of the other. KD may reasonably withhold its consent to any assignee of KD’s interest in the Lot 4A Lease proposed by WBKD whose qualifications, experience, capabilities, track record and financial strength are not reasonably comparable to those possessed by WBKD. Notwithstanding the above, WBKD may assign this Agreement (and the Lot 4A Lease) to any assignee described in Section 23.a.i. and ii. or Section 23.b. of Article IV of the Lot 4A Lease with not less than fifteen (15) days prior written notice to KD and to any other assignee, with the consent of KD, not to be unreasonably withheld, provided such assignee satisfies or is deemed to satisfy the

“Qualifications”, as such term is defined in said Section 23, in KD’s reasonable determination, provided, further, that such prior written notice or consent shall not be required in connection with an assignment to (i) Farallon Enclave, LLC or its successors and assigns in connection with an exercise of its remedies as leasehold mortgagee, (ii) any other leasehold mortgagee in connection with an exercise of its remedies as mortgagee, (iii) an affiliate of WBKD or (iv) to a joint venture between (A) an affiliate of WBKD 2’s sole member and (B) Discovery Land Company or an affiliate of Discovery Land Company. WBKD shall not be required to pay any premium, additional rent or other consideration in connection with obtaining any consent required of KD hereunder. Notwithstanding anything to the contrary in this Agreement, KD’s consent to any assignment by WBKD or its successors and assigns of any Beach Club or Restricted Parcel lease shall not be required. Any assignment of this Agreement (and the Lot 4A Lease) by WBKD 2 shall be expressly conditioned on the assumption by the assignee of WBKD 2’s obligations to make Percentage Payments to KD in accordance with the terms of Section 2.3(b). References in this Section 13.3 to the Lot 4A Lease shall be deemed to refer to the Increment 2 lease after such date as the Property is transferred to the Increment 2 lease.

13.4.        Amendments. This Agreement may be amended or modified only by a written instrument executed by the party asserted to be bound thereby. If this Agreement or any of WBKD’s rights hereunder are assigned or otherwise made available in whole or in part to a person or entity (an “Assignee”) as permitted by Section 13.3, KD agrees to amend this Agreement to make such changes hereto as may be requested by such Assignee in good faith, provided that such changes shall not affect the Purchase Price or other economic aspects of the transaction contemplated hereby.

13.5.        Interpretation. Whenever used herein, the term “including” shall be deemed to be followed by the words “without limitation.” Words used in the singular number shall include the plural, and vice-versa, and any gender shall be deemed to include each other gender. The captions and headings of the Articles and Sections of this Agreement are for convenience of reference only, and shall not be deemed to define or limit the provisions hereof.

13.6.        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii.

13.7.        Attorneys’ Fees. In the event of any action or proceeding at law or in equity between WBKD and KD to enforce or interpret any provision of this Agreement or to protect or establish any right or remedy of either WBKD or KD hereunder, the unsuccessful party to such action or proceeding shall pay to the prevailing party all reasonable costs and expenses, including, without limitation, reasonable attorneys’ and paralegals’ fees and expenses (including, without limitation, fees, costs and expenses of experts and consultants), incurred in such action or proceeding and in any appeal in connection therewith by such prevailing party, whether or not such action, proceeding or appeal is prosecuted to judgment or other final determination, together with all costs of enforcement and/or collection of any judgment or other relief. The term “prevailing party” shall include, without limitation, a party who obtains legal counsel or brings an action against the other by reason of the other’s breach or default and obtains substantially the relief sought, whether by compromise, settlement or judgment. If such prevailing party shall recover judgment in any such action, proceeding or appeal, such costs, expenses and attorneys’ and paralegals’ and others’ fees shall be included in and as a part of such judgment.

13.8.        Article 12 of Increment 1 Purchase Agreement. KD and WBKD intend and agree that the parties’ respective rights, duties and obligations with respect to Increment 2 under the Increment 1 Purchase Agreement, including, without limitation, Article 12 thereof, shall be restated and replaced in their entirety by the terms of this Agreement.

13.9.        Specific Performance. The parties understand and agree that the Property is unique and for that reason, among others, WBKD will be irreparably damaged in the event that this Agreement is not specifically enforced. Accordingly, in the event of any breach or default in or of this Agreement or any of the warranties, terms or provisions hereof by KD, WBKD shall have, in addition to a claim for damages for such breach or default, and in addition and without prejudice to any right or remedy available at law or in equity, the right to demand and have specific performance of this Agreement.

13.10.      Relationship. It is not intended by this Agreement to, and nothing contained in this Agreement shall, create any partnership, joint venture, financing arrangement or other agreement between WBKD and KD. No term or provision of this Agreement is intended to be, or shall be, for the benefit of any person, firm, organization or corporation not a party hereto, and no such other person, firm, organization or corporation shall have any right or cause of action hereunder.

13.11.      Authority. The individuals signing below represent and warrant that they have the requisite authority to bind the entities on whose behalf they are signing.

13.12.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

13.13.      Time of the Essence. Time is of the essence in this Agreement and with respect to all of its terms.

13.14.      Approval or Consent. This Agreement and all documents and agreements to be executed in connection with this Agreement shall be subject to the following or a similar provision: Unless otherwise provided herein, no approval or consent of a party required by any provision hereof shall be unreasonably or arbitrarily withheld or delayed nor shall a party require as a condition of such approval or consent the payment of any money other than the reasonable costs of review of such party’s attorneys and a reasonable service charge. Each party shall use its commercially reasonable efforts to cooperate with the other party in expediting all requests for approval or consent and if such approval or consent is refused, the party shall so state in writing and give its reasons therefor. If a party shall fail to approve or disapprove with the reasons therefor any requested approval or consent within thirty (30) days after such party shall have received from a party all documents or information reasonable necessary for such party to determine such matter, then and in any such event such request by such party shall be deemed approved.

13.15.      Good Faith Negotiations. If, at any time during the effectiveness of this Agreement, or after the termination thereof, any dispute, difference or conflict shall arise, and before any step to commence arbitration or litigation is taken, the parties shall first negotiate in good faith to resolve such controversy.

13.16.      Cooperation. The parties agree to execute any and all documents at or following the Closing which may reasonably be required to carry out the purposes of this Agreement.

13.17.      Partial Invalidity. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect which is not material to the transactions contemplated hereunder, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

13.18.      Further Acts. In addition to the acts recited in this Agreement to be performed by KD and WBKD, KD and WBKD agree to perform or cause to be performed at the Closing or after the Closing any and all such further acts as may be reasonably necessary to consummate the transactions contemplated hereby. KD shall cooperate with WBKD and exercise commercially reasonable efforts to obtain all consents from KS, any third party and any governmental or regulatory authority which are required pursuant to any contract or applicable laws in connection with the development of Increment 2 as contemplated by the terms of this Agreement.

13.19.      Confidentiality. KD and WBKD acknowledge that the terms of this Agreement, to the extent not already publicly available or publicly disclosed pursuant to authorization by both KD and WBKD, are confidential and proprietary information and agree to keep confidential the terms of this Agreement, except (i) as necessary to comply with applicable law, including the disclosure obligations of Barnwell Industries, Inc., the parent of KD’s managing general partner, under the securities laws of the United States, (ii) as necessary to consummate the transactions contemplated hereby, (iii) to their respective attorneys, agents and advisors who are instructed to maintain a similar confidence and (iv) to lenders, prospective lenders, partners, members, investors, prospective members and prospective investors.

ARTICLE 14
DEFINITIONS

“Area” means the residential, recreation and other areas, e.g., archaeological preserve, outlined and labeled as to proposed use on the Concept Plan.

“Beach Club” means the beach club to be constructed in two phases and approximately located in the area labeled “Beach Club” on the Concept Plan. “Phase I Beach Club” means a beach club which includes a minimum of (w) 5,000 square feet of indoor and outdoor social area (of which not less than 2,500 square feet will be covered), and will include but not be limited to areas for casual dining, bar, restroom and showers; (x) pool; (y) parking in satisfaction of the County requirements for the Phase I Beach Club (together with designated space for the creation of parking sufficient to satisfy the County requirements for the Phase II Beach Club), including required handicapped stalls; and (z) 130,000 square feet of landscape/hardscape area, to be constructed within Increment 1. The overall quality of construction and finish of the Phase I Beach Club will be comparable to the class of facilities at the Hualalai and Kukio Resorts as of the date of the Increment 1 Purchase Agreement. “Phase II Beach Club” means the expansion of the Phase I Beach Club within Increment 1, to be constructed by the developer of Increment 2 pursuant to a separate or amended lease agreement for Increment 2. The overall quality of construction and finish of the Phase II Beach Club will be comparable to the class of facilities at the Hualalai and Kukio Resorts as of the date of the Increment 1 Purchase Agreement.

“Gross Proceeds” for purposes of Section 2.3(b) shall mean: one hundred percent (100%) of the actual and full consideration paid by the purchaser for the applicable Area, Lot or Unit, being the amount subject to the conveyance tax imposed by HRS §247-2; provided, however, and notwithstanding the above, Gross Proceeds from the sale of any Unit in any vertical, multi-family or fractional ownership project within Increment 2 shall mean [REDACTED] of the Gross Proceeds from the sale of such Unit. Gross Proceeds shall include all consideration paid or to be paid by the purchaser for the Area or Lot, including any consideration paid or to be paid for the infrastructure which supports the Area or Lot, but excluding any consideration paid or to be paid for memberships in the Beach Club, Golf Club or other amenity club or facilities situated on Increment 1 or 2.

“Improved Lot” means a Lot as to which: either (A) (i) a graded pad has been substantially completed and (ii) infrastructure, roadway access and stubouts for utilities have been substantially completed to the Lot’s boundary or (B) the purchaser of such Lot has purchased such Lot subject to the completion of the items in clause (A) by WBKD.

“KS” means Kamehameha Schools and also known as the Trustees of the Estate of Bernice Pauahi Bishop, the fee owner of Lot 4.

“Lot” means each parcel of real property on Increment 2, excluding any vertical improvements located thereon, but including all of WBKD 2’s rights, privileges and easements appurtenant to and for the benefit of such parcel, including, without limitation, all minerals, oil, gas and other hydrocarbon substances on and under such parcel, as well as all development rights, including, but not limited to, all development agreements affecting such parcel and all entitlements, air rights, water, water rights and water stock relating to such parcel and any and all easements, rights-of-way or appurtenances leased to WBKD 2 and used in connection with the beneficial operation, use and enjoyment of such parcel, together with all rights of WBKD 2 in and to roadways or easement areas adjacent thereto or used in connection therewith.

“Water Rights” means all of KD’s rights and privileges with respect to water, water rights and water stock with respect to or relating to Lot 4, including, without limitation, all right, title and interest of KD in the Water Agreement and the Exploratory Well Contribution Agreement dated as of February 13, 2004 by and among KD, KMV, KS and PIA-Kona Limited Partnership.

“WBKD” means WBKD 1 and/or WBKD 2, as the context may require.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, KD and WBKD have executed this Agreement as of the date first above written.

“KD”		“WBKD 1”

KAUPULEHU DEVELOPMENTS,		WB KD ACQUISITION, LLC,
a Hawaii general partnership		a Delaware limited liability company

By: BARNWELL HAWAIIAN		By: WB Kaupulehu, LLC, its member
PROPERTIES, INC. a Delaware
corporation, General Partner		By:	/s/ Patrick K. Fox
Name: Patrick K. Fox
By:	/s/ Alexander C. Kinzler		Title: Secretary
Alexander C. Kinzler
President		“WBKD 2”

By: CAMBRIDGE HAWAII LIMITED		WB KD ACQUISITION II, LLC,
PARTNERSHIP, a Hawaii limited		a Delaware limited liability company
partnership
By: WB United Land Investments, L.P.
By: BARNWELL KONA CORPORATION,
a Hawaii corporation, General Partner		By: WB Fund III GP, L.L.C.,
General Partner

By:	/s/ Alexander C. Kinzler		By:	/s/ Patrick K. Fox
Alexander C. Kinzler				Name: Patrick K. Fox
President				Title: Secretary

By: WB Co-Investment III GP,
General Partner

			By:	/s/ Patrick K. Fox
Name: Patrick K. Fox
Title: Secretary

[SIGNATURE PAGE TO AGREEMENT AS TO LOT 4A, INCREMENT 2]

EXHIBIT A

CONCEPT PLAN

EXHIBIT B

[REDACTED]